DXP ENTERPRISES, INC.

7272 Pinemont Drive

Houston, Texas 77040

(713) 996-4700

August 24, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Kate McHale

Re:	DXP Enterprises, Inc.
Registration Statement on Form S-3
Filed August 19, 2016
File No. 333-213227
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, DXP Enterprises, Inc., organized under the laws of the State of Texas (the “Company”), hereby respectfully requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m. (Eastern time), on August 26, 2016, or as soon as practicable thereafter.

The Company hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Brian P. Fenske of Norton Rose Fulbright US LLP, counsel to the Company, at (713) 651-5151 upon the effectiveness of the Registration Statement or if you have any questions regarding this request.

Thank you for your assistance in this matter.

Very truly yours,

DXP ENTERPRISES, INC.

By:	/s/ Mac McConnell
Name:	Mac McConnell
Title:	Senior Vice President/Finance and Chief Financial Officer